SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for July 2023

São Paulo, August 7, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of July 2023, compared to the same period in 2022.

Highlights:

|	GOL’s total supply (ASK) increased 3.3%. Total seats increased 10.4% and the number of departures increased by 10.6%. GOL's total demand (RPK) increased by 6.5% and the load factor was 83.4%.
|	GOL’s domestic supply (ASK) increased 0.7% and demand (RPK) increased by 5.0%. GOL’s domestic load factor was 83.5%. The volume of departures increased by 9.2% and seats increased by 9.0%.
|	GOL’s international supply (ASK) was 409 million, the demand (RPK) was 336 million and international load factor was 82.1%.

July/23 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Accumulated Traffic Figures (1)			Accumulated Traffic LTM (1)
Operating data *	Jul/23	Jul/22	% Var.	7M23	7M22	% Var.	LTM23	LTM22	% Var.
Total GOL
Departures	20,286	18,346	10.6%	131,133	112,674	16.4%	220,409	181,575	21.4%
Seats (thousand)	3,530	3,196	10.4%	22,849	19,647	16.3%	38,423	31,663	21.3%
ASK (million)	3,934	3,810	3.3%	25,388	22,916	10.8%	43,236	36,227	19.3%
RPK (million)	3,281	3,079	6.5%	20,493	18,229	12.4%	34,881	29,090	19.9%
Load factor	83.4%	80.8%	2.6 p.p	80.7%	79.5%	1.2 p.p	80.7%	80.3%	0.4 p.p
Pax on board (thousand)	2,865	2,502	14.5%	17,836	15,111	18.0%	30,086	24,643	22.1%
Domestic GOL
Departures	19,401	17,770	9.2%	125,219	110,008	13.8%	210,443	178,604	17.8%
Seats (thousand)	3,377	3,097	9.0%	21,833	19,189	13.8%	36,708	31,154	17.8%
ASK (million)	3,525	3,501	0.7%	22,776	21,698	5.0%	38,777	34,883	11.2%
RPK (million)	2,945	2,804	5.0%	18,489	17,192	7.5%	31,439	27,958	12.5%
Load factor	83.5%	80.1%	3.4 p.p	81.2%	79.2%	1.9 p.p	81.1%	80.1%	0.9 p.p
Pax on board (thousand)	2,742	2,415	13.6%	17,074	14,722	16.0%	28,796	24,216	18.9%
International GOL
Departures	885	576	53.6%	5,914	2,666	NM	9,966	2,971	NM
Seats (thousand)	153	99	54.3%	1,016	458	NM	1,715	509	NM
ASK (million)	409	309	32.2%	2,613	1,218	NM	4,459	1,343	NM
RPK (million)	336	275	22.2%	2,004	1,038	93.1%	3,442	1,132	NM
Load factor	82.1%	88.9%	-6.7 p.p	76.7%	85.2%	-8.5 p.p	77.2%	84.3%	-7.1 p.p
Pax on board (thousand)	124	88	40.6%	762	389	95.9%	1,291	427	NM
On-time Departures	91.0%	94.5%	-3.5 p.p	89.0%	93.9%	-4.8 p.p	87.0%	92.5%	-5.5 p.p
Flight Completion	98.5%	99.6%	-1.1 p.p	98.4%	99.5%	-1.1 p.p	98.6%	99.4%	-0.8 p.p
Cargo Ton (thousand)	10.6	5.7	86.8%	60.3	31.3	92.7%	94.8	55.0	72.2%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for July 2023

GOL Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil. leader in the corporate and leisure segments. Since it was founded in 2001. the Company has the lowest unit cost in Latin America. democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers. bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”. GOL offers the best travel experience to its passengers. including: the largest number of seats and more space between seats; the greatest platform with internet. movies and live TV; and the best frequent-flyer program. Smiles. In cargo transportation. Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,800 highly qualified aviation professionals focused on Safety. GOL’s #1 value. and operates a standardized fleet of 143 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information. go to www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer